                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     )
The AES Corporation                  )                         File No. 70-9779
                                     )


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


                  On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending June 30, 2001. AES is separately filing a certificate in File No. 70-9465 as required by the Commission's order in Release No. 35-27063 in connection with the AES acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO").

                                                Respectfully submitted,


                                                /s/ EARLE H. O'DONNELL
                                                ----------------------
                                                Earle H. O'Donnell
                                                Andrew B. Young
                                                Dewey Ballantine LLP
                                                1775 Pennsylvania Avenue, N.W.
                                                Washington, D.C.  20006


Dated:  August 29, 2001

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                           QUARTER ENDED JUNE 30, 2001


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended June 30, 2001

2)  Balance Sheet of The AES Corporation at June 30, 2001

3)  Statement of Income of IPALCO for the 12 months ended June 30, 2001

4)  Statement of Income of IPL for the 12 months ended June 30, 2001

5)  Consolidated Balance Sheet of IPALCO at June 30, 2001

6)  Consolidated Balance Sheet of IPL at June 30, 2001

7)  Statement of Income of CILCORP for the 12 months ended June 30, 2001

8)  Statement of Income of CILCO for the 12 months ended June 30, 2001

9)  Consolidated Balance Sheet of CILCORP at June 30, 2001

10) Consolidated Balance Sheet of CILCO at June 30, 2001

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
(INCLUDES CILCORP AND IPALCO)
FOR THE TWELVE MONTHS ENDED JUNE  30, 2001 - PRO RATA BASIS

--------------------------------------------------------------------------------------
                                                                         TWELVE
                                                                         MONTHS
                                                                         ENDED
                                                                       6/30/2001
--------------------------------------------------------------------------------------
($ in millions, except per share amounts)
REVENUES:
Sales and services                                                      $ 9,579

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                7,116
Selling, general and administrative expenses                                105
                                                                        -------

TOTAL OPERATING COSTS AND EXPENSES                                        7,221
                                                                        -------

OPERATING INCOME                                                          2,358

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                    (1,439)
Other income (expense)                                                       (3)
Nonrecurring severance and transaction costs                               (178)
Loss on sale of Power Direct                                                (31)
                                                                        -------

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EXTRAORDINARY ITEM        707

Income tax provision                                                         97
                                                                        -------

INCOME BEFORE EXTRAORDINARY ITEM                                            611

Extraordinary item                                                            4
                                                                        -------

NET INCOME                                                              $   607
                                                                        =======


THE AES CORPORATION
PRO RATA CONSOLIDATED BALANCE SHEET
(INCLUDES CILCORP AND IPALCO)
JUNE 30, 2001
($ in millions)


ASSETS

CURRENT ASSETS
    Cash and cash equivalents                             $      1,270
    Short-term investments                                         364
    Accounts receivable, net                                     1,712
    Inventory                                                      516
    Receivable from affiliates                                      18
    Deferred income taxes                                          197
    Prepaid expenses and other current assets                      649
                                                          ------------
    TOTAL CURRENT ASSETS                                         4,726

PROPERTY, PLANT AND EQUIPMENT
    Land                                                           705
    Electric generation and distribution assets                 21,533
    Accumulated depreciation and amortization                   (3,301)
    Construction in progress                                     3,900
                                                          ------------
    PROPERTY, PLANT AND EQUIPMENT, NET                          22,837

OTHER ASSETS
    Deferred financing costs, net                                  423
    Project development costs                                      110
    Investments in and advances to affiliates                    3,671
    Debt service reserves and other deposits                       721
    Excess of Cost over Net Assets Acquired                      2,599
    Other assets                                                 2,306
                                                          ------------
    TOTAL OTHER ASSETS                                           9,830

    TOTAL                                                 $     37,393
                                                          ============




LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                       $       845
    Accrued interest                                               571
    Accrued and other liabilities                                1,619
    Other notes payable - current portion                          676
    Project financing debt - current portion                     2,137
                                                          ------------
    TOTAL CURRENT LIABILITIES                                    5,848

LONG-TERM LIABILITIES
    Recourse Debt-LT                                             4,761
    Project Financing Debt-LT                                   12,974
    Other notes payable-LT                                         504
    Deferred Tax Liability                                       2,056
    Other long-term liabilities                                  2,431
                                                          ------------
    TOTAL LONG-TERM LIABILITIES                                 22,726

    TECONS                                                       1,228

STOCKHOLDERS' EQUITY
    Common Stock                                                     5
    Contributed capital / Additional paid in capital             5,507
    Retained earnings                                            4,641
    Accumulated other comprehensive loss                        (2,562)
                                                          ------------
   TOTAL STOCKHOLDERS' EQUITY                                    7,591

    TOTAL                                                 $     37,393
                                                          ============


                           IPALCO Enterprises, Inc.
                       Statement of Consolidated Income
                         Period ending June 30, 2001
                                 (Unaudited)


                                                    12 MONTHS
                                                   ENDED 6/30/01
                                                   -------------
OPERATING REVENUES:
  Electric                                           846,764,442
  Steam                                               10,507,556
                                                   -------------
    GROSS OPERATING REVENUES                         857,271,998
                                                   -------------
OPERATING EXPENSES AND TAXES:
  Production - Fuel                                  190,307,640
  Production - Other                                  87,491,721
  Power Purchased                                     12,295,572
  Purchased Steam                                      2,028,215
                                                   -------------
    Total                                            292,123,148
  Transmission                                         5,115,133
  Distribution - Electric                             32,170,769
  Customer and Distribution - Steam                      992,757
  Customer Accounts                                   16,043,283
  Customer Service and Informational                   9,281,213
  Administrative and General                         202,806,450
                                                   -------------
    Total                                            558,532,753
  Depreciation                                       110,067,640
  Amortization of Regulatory Deferrals                 1,054,476
  Income Taxes - Net                                  50,476,493
  Taxes Other than Income Taxes                       38,079,475
  Disposition of Allowances - Net                     (4,262,660)
                                                   -------------
    Total Operating Expenses and Taxes               753,948,177
                                                   -------------
OPERATING INCOME                                     103,323,821
                                                   -------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for Funds During Construction                742,195
  Carrying Charges on Regulatory Assets                  156,783
  IPL Miscellaneous Income & Deductions - Net        (24,951,638)
  IPL Income Taxes - Net                               9,779,573
    IPALCO Enterprises, Inc. - Parent Co.            (16,303,727)
    Mid-America Capital Resources, Inc.                2,665,890
    Mid-America Energy Resources, Inc.                26,106,121
                                                   -------------
    Total Other Income and Deductions                 (1,804,803)
                                                   -------------
TOTAL INCOME                                         101,519,018
                                                   -------------
INTEREST CHARGES:
  Interest on Long-Term Debt                          38,351,902
  Allowance for Funds During Const-Credit               (353,986)
  Deferred Return on Regulatory Assets                   (48,958)
  Other Interest Charges                                 430,422
  Amortization - Debt Discount & Expense               1,966,009
  Preferred Stock Transactions                         3,213,312
                                                   -------------
    Total Interest and Other Charges - Net            43,558,701
                                                   -------------
CUM. ACCOUNTING CHANGE - Net of Taxes                          0

NET INCOME                                            57,960,317
                                                   =============

                                     IPL
                             Statement of Income
                         Period ending June 30, 2001
                                 (Unaudited)


                                                    12 MONTHS
                                                   ENDED 6/30/01
                                                   -------------
OPERATING REVENUES:
  Electric                                           846,764,442
  Steam                                               10,507,556
                                                   -------------
    GROSS OPERATING REVENUES                         857,271,998
                                                   -------------
OPERATING EXPENSES AND TAXES:
  Production - Fuel                                  190,307,640
  Production - Other                                  87,491,721
  Power Purchased                                     12,295,572
  Purchased Steam                                      2,028,215
                                                   -------------
    Total                                            292,123,148
  Transmission                                         5,115,133
  Distribution - Electric                             32,170,769
  Customer and Distribution - Steam                      992,757
  Customer Accounts                                   16,043,283
  Customer Service and Informational                   9,281,213
  Administrative and General                         202,806,450
                                                   -------------
    Total                                            558,532,753
  Depreciation                                       110,067,640
  Amortization of Regulatory Deferrals                 1,054,476
  Income Taxes - Net                                  50,476,493
  Taxes Other than Income Taxes                       38,079,475
  Disposition of Allowances - Net                     (4,262,660)
                                                   -------------
    Total Operating Expenses and Taxes               753,948,177
                                                   -------------
OPERATING INCOME                                     103,323,821
                                                   -------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for Other Funds During Construction          742,195
  Carrying Charges on Regulatory Assets                  156,783
  Miscellaneous Income and Deductions - Net           (5,311,154)
  Income Taxes - Net                                   3,615,278
                                                   -------------
    Total Other Income and Deductions                   (796,898)
                                                   -------------
TOTAL INCOME                                         102,526,923
                                                   -------------
INTEREST CHARGES:
  Interest on Long-Term Debt                          38,351,902
  Allowance for Borrowed Funds Used During Const        (353,986)
  Deferred Return on Regulatory Assets-Borrowed          (48,958)
  Other Interest Charges                                 430,422
  Amortization - Debt Discount & Expense               1,966,009
                                                   -------------
    Total Interest and Other Charges - Net            40,345,389
                                                   -------------
INCOME BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE ACCOUNTING CHANGE                    62,181,534
  Less Preferred Stock Transactions                    3,213,312
                                                   -------------
INCOME APPLICABLE TO COMMON STOCK                     58,968,222
                                                   =============
OPERATION                                            478,809,141
MAINTENANCE                                           79,723,608


                    IPALCO Enterprises, Inc. and Subsidiaries
                                  Balance Sheet
                           Period Ending June 30, 2001
                                   (Unaudited)



                                                          THIS YEAR            LAST YEAR               CHANGE
         ASSETS:
PROPERTY, PLANT AND EQUIPMENT
   Utility Plant, at Original Cost                      3,027,420,139        3,093,191,663          (65,771,524)
   Less: Accum. Prov. for Deprec. & Amort               1,394,173,400        1,350,588,787           43,584,613
                                                       --------------       --------------       --------------
       Total Utility Plant - Net                        1,633,246,739        1,742,602,876         (109,356,137)
                                                       --------------       --------------       --------------
OTHER PROPERTY, INVESTMENTS AND OTHER
ASSETS:
   Nonutility Property                                      2,684,122           85,040,344          (82,356,222)
   Less Accumulated Provision for Depreciation                913,434           17,428,971          (16,515,537)
                                                       --------------       --------------       --------------
     Total Nonutility Property - Net                        1,770,688           67,611,373          (65,840,685)
   Other Investments                                        9,720,974           15,713,452           (5,992,478)
                                                       --------------       --------------       --------------
       Total                                               11,491,662           83,324,825          (71,833,163)
                                                       --------------       --------------       --------------
CURRENT ASSETS:
   Cash                                                     2,915,265            4,806,712           (1,891,447)
   Special Deposits                                                 0                   88                  (88)
   Working Funds                                              267,775              164,582              103,193
   Temporary Cash Investments                              16,132,000           16,248,000             (116,000)
   Accounts Receivable - Associated Companies                       3                   (1)                   4
   Accounts Receivable:
     Customers                                             40,866,844           42,999,552           (2,132,708)
     Miscellaneous                                          9,237,723            7,870,676            1,367,047
     Less: Reserve for Uncollectible Accounts              (1,181,940)          (1,521,416)             339,476
   Interest Receivable                                         45,754               28,296               17,458
   Notes Receivable                                                 0              117,416             (117,416)
   Fuel                                                    24,590,539           43,759,013          (19,168,474)
   Materials and Supplies - Net                            47,679,837           49,076,476           (1,396,639)
   Other Current Assets                                     1,841,950            3,175,142           (1,333,192)
   Deferred Fuel Expense                                            0              484,414             (484,414)
   Def. Fed. & St. Tax on Fuel Costs - Due w/i 1 Yr
                                                       --------------       --------------       --------------
       Total Current Assets                               142,395,750          167,208,950          (24,813,200)
                                                       --------------       --------------       --------------
DEFERRED DEBITS:
   Unamortized Petersburg Unit 4 Carrying Charges          17,011,337           17,687,284             (675,947)
   Unamort. Def. Return-Pete Unit 4 Carrying Chgs           9,526,175            9,904,698             (378,523)
   Unamort. Reacquisition Premium on Debt                  19,258,749           20,889,253           (1,630,504)
   Other Regulatory Assets                                 70,979,406           53,675,373           17,304,033
   Miscellaneous                                            4,177,791            3,671,751              506,040
   Unamortized Debt Expense                                 5,353,180            6,536,525           (1,183,345)
                                                       --------------       --------------       --------------
       Total Deferred Debits                              126,306,638          112,364,884           13,941,754
                                                       --------------       --------------       --------------
TOTAL ASSETS                                            1,913,440,789        2,105,501,535         (192,060,746)
                                                       ==============       ==============       ==============





                                                         THIS YEAR            LAST YEAR               CHANGE

         LIABILITIES
CAPITALIZATION:
 Common Shareholder's Equity:
   Common Stock                                                   0          439,234,044         (439,234,044)
   Unearned Compensation - Restricted Stock                       0           (1,659,246)           1,659,246
   Premium and Net Gain on Preferred Stock                  648,700              648,700                    0
   Retained Earnings                                    685,785,468          783,904,322          (98,118,854)
   Accumulated Other Comprehensive Income                (4,676,406)             112,130           (4,788,536)
   Common Stock held by Treasury                                  0         (556,754,453)         556,754,453
                                                     --------------       --------------       --------------
     Total                                              681,757,762          665,485,497           16,272,265
                                                     --------------       --------------       --------------
 Non-Redeemable Cumulative Preferred Stock               59,135,300           59,135,300                    0
                                                     --------------       --------------       --------------

 Long-Term Debt                                         622,650,000          790,350,000         (167,700,000)
 Unamort. Premium on LT Debt - Net                         (753,175)            (817,885)              64,710
                                                     --------------       --------------       --------------
   Total Long-Term Debt                                 621,896,825          789,532,115         (167,635,290)
                                                     --------------       --------------       --------------
   Total Capitalization                               1,362,789,887        1,514,152,912         (151,363,025)
                                                     --------------       --------------       --------------
CURRENT LIABILITIES:
 Notes Payable                                                    0            5,999,999           (5,999,999)
 Accounts Payable                                        45,857,479           62,437,886          (16,580,407)
 Dividends Payable                                          981,382           14,921,124          (13,939,742)
 Customer Deposits                                        8,664,307            9,629,567             (965,260)
 Accrued Liabilities:
  Interest on Long-Term Debt                             11,552,085           12,354,789             (802,704)
  Interest on Customer Deposits, etc                      1,481,108            1,333,383              147,725
 Taxes:
  Federal Taxes on Income                                 9,846,601           25,690,446          (15,843,845)
  State Taxes on Income                                   2,120,151            3,842,756           (1,722,605)
  Real Estate and Personal Property                      19,166,902           20,136,210             (969,308)
  Miscellaneous                                             200,279            1,278,688           (1,078,409)
 Def. Fed. & St. Tax on Fuel Costs - Due w/i 1 Yr           341,465                    0              341,465
 Deferred Fuel Expense                                    6,126,941                    0            6,126,941
 Accounts Payable - Associated Companies                          1                    0                    1
 Miscellaneous                                              165,050               12,201              152,849
                                                     --------------       --------------       --------------
     Total                                              106,503,751          157,637,049          (51,133,298)
 Current Maturity of Long Term Debt                         300,000           34,431,000          (34,131,000)
                                                     --------------       --------------       --------------
     Total Current Liabilities                          106,803,751          192,068,049          (85,264,298)
                                                     --------------       --------------       --------------
DEFERRED CREDITS:
  FAS109 Net Deferred Income Tax - Credit                70,662,654           50,564,632           20,098,022
  Accumulated Deferred Income Tax - Net                 237,869,016          277,644,571          (39,775,555)
  Unamortized Investment Tax Credit                      35,074,235           37,841,831           (2,767,596)
  Accrued Postretirement Benefits                         5,304,434            1,072,001            4,232,433
  Accrued Pension Benefits                               90,445,291           26,939,064           63,506,227
  Miscellaneous                                           4,491,524            5,218,475             (726,951)
                                                     --------------       --------------       --------------
     Total Deferred Credits                             443,847,154          399,280,574           44,566,580
                                                     --------------       --------------       --------------
TOTAL LIABILITIES                                     1,913,440,792        2,105,501,535         (192,060,743)
                                                     ==============       ==============       ==============


                                       IPL
                                  Balance Sheet
                           Period ending June 30, 2001
                                   (Unaudited)



                                                           THIS YEAR            LAST YEAR             CHANGE
         ASSETS:
PROPERTY, PLANT AND EQUIPMENT
   Utility Plant, at Original Cost                       3,027,420,139        3,074,206,259          (46,786,120)
   Less: Accum. Prov. for Deprec. & Amort                1,394,173,400        1,350,588,787           43,584,613
                                                        --------------       --------------       --------------
       Total Utility Plant - Net                         1,633,246,739        1,723,617,472          (90,370,733)
                                                        --------------       --------------       --------------
OTHER PROPERTY, INVESTMENTS AND OTHER ASSETS:
   Nonutility Property                                       2,474,502            1,757,280              717,222
   Less Accumulated Provision for Depreciation                 716,450               78,641              637,809
                                                        --------------       --------------       --------------
     Total Nonutility Property - Net                         1,758,052            1,678,639               79,413
   Other Investments                                         4,144,430            4,032,381              112,049
                                                        --------------       --------------       --------------
       Total                                                 5,902,482            5,711,020              191,462
                                                        --------------       --------------       --------------
CURRENT ASSETS:
   Cash                                                      2,794,219            3,261,424             (467,205)
   Special Deposits                                                  0                   88                  (88)
   Working Funds                                               267,775              162,479              105,296
   Temporary Cash Investments                               13,471,000            6,926,000            6,545,000
   Accounts Receivable - Associated Companies                        0              643,619             (643,619)
   Accounts Receivable:
     Customers                                              40,847,641           39,155,140            1,692,501
     Miscellaneous                                           9,010,298            7,573,292            1,437,006
     Less: Reserve for Uncollectible Accounts               (1,152,015)          (1,351,544)             199,529
   Interest Receivable                                          44,410               28,543               15,867
   Notes Receivable                                                  0                    0                    0
   Fuel                                                     24,590,539           43,544,196          (18,953,657)
   Materials and Supplies - Net                             47,683,513           48,466,637             (783,124)
   Other Current Assets                                      1,841,950            2,688,173             (846,223)
   Deferred Fuel Expense                                             0              484,414             (484,414)
   Def. Fed. & St. Tax on Fuel Costs - Due w/i 1 Yr
   Tax Refund Receivable                                        39,794               39,794                    0
                                                        --------------       --------------       --------------
       Total Current Assets                                139,439,124          151,622,255          (12,183,131)
                                                        --------------       --------------       --------------
DEFERRED DEBITS:
   Unamortized Petersburg Unit 4 Carrying Charges           17,011,337           17,687,284             (675,947)
   Unamort. Def. Return-Pete Unit 4 Carrying Chgs            9,526,175            9,904,698             (378,523)
   Unamort. Reacquisition Premium on Debt                   19,258,749           20,889,253           (1,630,504)
   Other Regulatory Assets                                  70,979,406           53,675,373           17,304,033
   Miscellaneous                                             3,769,260              224,555            3,544,705
   Unamortized Debt Expense                                  5,301,747            5,576,296             (274,549)
                                                        --------------       --------------       --------------
       Total Deferred Debits                               125,846,674          107,957,459           17,889,215
                                                        --------------       --------------       --------------
TOTAL ASSETS                                             1,904,435,019        1,988,908,206          (84,473,187)
                                                        ==============       ==============       ==============


                                                        THIS YEAR            LAST YEAR              CHANGE
         LIABILITIES
CAPITALIZATION:
 Common Shareholder's Equity:
   Common Stock                                         324,536,675          324,536,675                    0
   Premium and Net Gain on Preferred Stock                2,642,134            2,642,134                    0
   Retained Earnings                                    339,753,529          456,003,357         (116,249,828)
   Accumulated Other Comprehensive Income                (4,679,016)                   0           (4,679,016)
                                                     --------------       --------------       --------------
     Total                                              662,253,322          783,182,166         (120,928,844)
                                                     --------------       --------------       --------------
 Non-Redeemable Cumulative Preferred Stock               59,135,300           59,135,300                    0
                                                     --------------       --------------       --------------
 Long-Term Debt                                         622,650,000          628,800,000           (6,150,000)
 Unamort. Premium on LT Debt - Net                         (753,175)            (817,885)              64,710
                                                     --------------       --------------       --------------
   Total Long-Term Debt                                 621,896,825          627,982,115           (6,085,290)
                                                     --------------       --------------       --------------
   Total Capitalization                               1,343,285,447        1,470,299,581         (127,014,134)
                                                     --------------       --------------       --------------
CURRENT LIABILITIES:
 Accounts Payable                                        44,408,948           57,150,650          (12,741,702)
 Dividends Payable                                          805,604           17,737,176          (16,931,572)
 Customer Deposits                                        8,664,307            8,379,567              284,740
 Accrued Liabilities:
  Interest on Long-Term Debt                             11,518,335           11,545,837              (27,502)
  Interest on Customer Deposits, etc                      1,481,108            1,327,416              153,692
 Taxes:
  Federal Taxes on Income                                21,446,296            4,945,403           16,500,893
  State Taxes on Income                                     358,514              943,108             (584,594)
  Real Estate and Personal Property                      19,165,632           19,003,309              162,323
  Miscellaneous                                             194,873              891,643             (696,770)
 Def. Fed. & St. Tax on Fuel Costs - Due w/i 1 Yr           341,465                    0              341,465
 Deferred Fuel Expense                                    6,126,941                    0            6,126,941
 Accounts Payable - Associated Companies                  2,239,776                    0            2,239,776
 Miscellaneous                                              165,050               11,104              153,946
                                                     --------------       --------------       --------------
     Total                                              116,916,849          121,935,213           (5,018,364)
                                                     --------------       --------------       --------------
     Total Current Liabilities                          116,916,849          121,935,213           (5,018,364)
                                                     --------------       --------------       --------------
DEFERRED CREDITS:
  FAS109 Net Deferred Income Tax - Credit                70,662,654           50,564,632           20,098,022
  Accumulated Deferred Income Tax - Net                 238,254,602          277,305,150          (39,050,548)
  Unamortized Investment Tax Credit                      35,074,235           37,841,831           (2,767,596)
  Accrued Postretirement Benefits                         5,304,434            1,072,001            4,232,433
  Accrued Pension Benefits                               90,445,291           26,939,064           63,506,227
  Miscellaneous                                           4,491,509            2,950,727            1,540,782
                                                     --------------       --------------       --------------
     Total Deferred Credits                             444,232,725          396,673,405           47,559,320
                                                     --------------       --------------       --------------
TOTAL LIABILITIES                                     1,904,435,021        1,988,908,199          (84,473,178)
                                                     ==============       ==============       ==============


                              CILCORP CONSOLIDATED
                                 INCOME STATMENT
                          TWELVE MONTHS ENDED 6/30/2001
                                   (Unaudited)

REVENUE:
CILCO ELECTRIC                                                                                   $ 398,889
CILCO GAS                                                                                          335,395
CILCO OTHER                                                                                         68,785
OTHER BUSINESSES                                                                                    52,452
                                                                                         ------------------
        TOTAL                                                                                      855,521
                                                                                         ------------------

OPERATING EXPENSES:
FUEL FOR GENERATION AND PURCHASED POWER                                                            222,049
GAS PURCHASED FOR RESALE                                                                           285,314
OTHER OPERATIONS AND MAINTENANCE                                                                   124,552
DEPRECIATION AND AMORTIZATION                                                                       87,418
TAXES, OTHER THAN INCOME TAXES                                                                      40,573
                                                                                         ------------------
        TOTAL                                                                                      759,906
                                                                                         ------------------

FIXED CHARGES AND OTHER:
INTEREST EXPENSE                                                                                    72,832
PREFERRED STOCK DIVIDENDS OF SUBSIDIARY                                                              2,158
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION                                                         (375)
OTHER                                                                                                1,318
                                                                                         ------------------
        TOTAL                                                                                       75,933
                                                                                         ------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                               19,682
INCOME TAXES                                                                                        10,162
                                                                                         ------------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                                                         9,520

INCOME (LOSS) FROM OPERATIONS OF DISCONTINUED BUSINESS, NET OF TAXES                                     -
EXTRAORDINARY ITEM                                                                                       -
                                                                                         ------------------
  NET INCOME (LOSS) BEFORE MINORITY INTEREST                                                         9,520

MINORITY INTEREST                                                                                        -
                                                                                         ------------------
  NET INCOME (LOSS)                                                                                  9,520

OTHER COMPREHENSIVE INCOME                                                                         (7,319)

                                                                                         ------------------
COMPREHENSIVE INCOME (LOSS)                                                                       $  2,201
                                                                                         ==================


CENTRAL ILLINOIS LIGHT COMPANY
CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

                                                       TWELVE MONTHS ENDED
                                                           6/30/2001
Operating Revenues:
Electric                                                   $ 398,889
Gas                                                          335,395
                                                           ---------
                                                             734,284
                                                           ---------

Operating Expenses:
Cost of Fuel                                                 117,127
Cost of Gas                                                  246,996
Purchased Power                                               49,148
Other Operation & Maintenance Expenses                       118,792
Depreciation and Amortization                                 68,797
Income Taxes                                                  26,582
Other Taxes                                                   40,485
                                                           ---------
       Total Operating Expenses                              667,927
                                                           ---------

Operating Income                                              66,357

Other Income and Deductions
CILCO Owned Life Insurance                                    (1,318)
Other, Net                                                     4,599
                                                           ---------
      Total other income and (deductions)                      3,281
                                                           ---------

Income Before Interest Expenses                               69,638

Interest Expenses:
Interest on Long-Term Debt                                    17,313
Cost of Borrowed Funds Capitalized                              (375)
Other                                                          7,626
                                                           ---------
      Total interest expense                                  24,564
                                                           ---------

Net (loss) Income Before Preferred Dividends                  45,074
                                                           ---------

Preferred Stock Dividends                                      2,158
                                                           ---------

Net Inc Available for Common Stock                         $  42,916
                                                           =========



                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                             JUNE 30,
                                                              2001

ASSETS

Current assets:
Cash and temporary cash investments                       $   11,046
Receivables, less reserves of $1,151 and $1,343               88,753
Accrued unbilled revenue                                      27,017
Fuel, at average cost                                         16,166
Materials and supplies, at average cost                       18,567
Gas in underground storage, at average cost                   20,439
FAC/PGA underrecoveries                                          870
Prepayments and other                                          9,029
                                                          ----------
       Total current assets                                  191,887
                                                          ----------
Investments and other property:
Investment in leveraged leases                               136,261
Other investments                                             20,150
                                                          ----------
   Total investments and other property                      156,411
                                                          ----------
Property, plant and equipment:
Utility plant, at original cost
   Electric                                                  703,065
   Gas                                                       221,063
                                                          ----------
                                                             924,128
Less - accumulated provision for depreciation                 97,273
                                                          ----------
                                                             826,855
Construction work in progress                                 40,137
Other, net of depreciation                                        79
                                                          ----------
       Total property, plant and equipment                   867,071
                                                          ----------
Other assets:
Goodwill, net of accumulated
   amortization of $26,087 and $18,422                       586,877
Other                                                         68,495
                                                          ----------
 Total other assets                                          655,372
                                                          ----------
       Total assets                                       $1,870,741
                                                          ==========


                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                               JUNE 30,
                                                                                 2001
LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Current portion of long-term debt                                           $   18,900
Notes payable                                                                  111,434
Accounts payable                                                                66,001
Accrued taxes                                                                   19,476
Accrued interest                                                                17,386
FAC/PGA overrecoveries                                                           1,841
Other                                                                           17,064
                                                                            ----------
        Total current liabilities                                              252,102
                                                                            ----------
Long-term debt                                                                 719,106
                                                                            ----------
Deferred credits and other liabilities:
Deferred income taxes                                                          188,386
Regulatory liability of regulated subsidiary                                    43,147
Deferred investment tax credits                                                 15,356
Freeman contract liability                                                      83,524
Other                                                                           79,231
                                                                            ----------
        Total deferred credits and other liabilities                           409,644
                                                                            ----------
Preferred stock of subsidiary without mandatory redemption                      19,120
Preferred stock of subsidiary with mandatory redemption                         22,000
                                                                            ----------
        Total preferred stock of subsidiary                                     41,120
                                                                            ----------
Stockholder's equity:
Common stock, no par value; authorized 10,000 shares -
  outstanding 1,000 shares                                                          --
Additional paid-in capital                                                     468,833
Retained earnings (deficit)                                                    (12,745)
Accumulated other comprehensive income (loss)                                   (7,319)
                                                                            ----------
        Total stockholder's equity                                             448,769
                                                                            ----------
        Total liabilities and stockholder's equity                          $1,870,741
                                                                            ==========


                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                            JUNE 30,
                                                                              2001
ASSETS

Utility plant, at original cost:
  Electric                                                                 $1,312,960
  Gas                                                                         444,429
                                                                           ----------
                                                                            1,757,389
  Less - accumulated provision for depreciation                               956,526
                                                                           ----------
                                                                              800,863
Construction work in progress                                                  40,137
                                                                           ----------
     Total utility plant                                                      841,000
                                                                           ----------
Other property and investments:
Cash surrender value of company-owned life insurance (net of related
  policy loans of $63,483 and $59,292)                                          3,098
Other                                                                           1,130
                                                                           ----------
     Total other property and investments                                       4,228
                                                                           ----------
Current assets:
Cash and temporary cash investments                                             5,616
Receivables, less reserves of $1,151 and $1,343                                76,835
Accrued unbilled revenue                                                       24,857
Fuel, at average cost                                                          16,166
Materials and supplies, at average cost                                        15,822
Gas in underground storage, at average cost                                    20,439
Prepaid taxes                                                                   6,171
FAC/PGA underrecoveries                                                           870
Other                                                                           8,987
                                                                           ----------
     Total current assets                                                     175,763
                                                                           ----------
Deferred debits:
Unamortized loss on reacquired debt                                             2,570
Unamortized debt expense                                                        1,366
Prepaid pension cost                                                              229
Other                                                                          39,844
                                                                           ----------
     Total deferred debits                                                     44,009
                                                                           ----------
Total assets                                                               $1,065,000
                                                                           ==========


                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                                   JUNE 30,
                                                                                     2001
CAPITALIZATION AND LIABILITIES

Capitalization:
Common stockholder's equity:
   Common stock, no par value; authorized 20,000,000 shares;
     outstanding 13,563,871 shares                                              $  185,661
Additional paid-in capital                                                          27,000
Retained earnings                                                                  129,190
Accumulated other comprehensive income (loss)                                       (7,844)
                                                                                ----------
        Total common stockholder's equity                                          334,007
Preferred stock without mandatory redemption                                        19,120
Preferred stock with mandatory redemption                                           22,000
Long-term debt                                                                     244,107
                                                                                ----------
        Total capitalization                                                       619,234
                                                                                ----------
Current liabilities:
Current maturities of long-term debt                                                 1,400
Notes payable                                                                       80,434
Accounts payable                                                                    55,686
Accrued taxes                                                                       24,351
Accrued interest                                                                     7,985
FAC/PGA overrecoveries                                                               1,841
Other                                                                               16,992
                                                                                ----------
        Total current liabilities                                                  188,689
                                                                                ----------
Deferred credits and other liabilities:
Deferred income taxes                                                              114,004
Regulatory liability                                                                43,146
Deferred investment tax credit                                                      15,356
Capital lease obligation                                                               315
Other                                                                               84,256
                                                                                ----------
        Total deferred credits and other liabilities                               257,077
                                                                                ----------
Total capitalization and liabilities                                            $1,065,000
                                                                                ==========



  ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO AND IPL CONTRIBUTIONS TO
               AES/CILCORP/IPALCO(1) CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

-----------------------------------------------------------------------------------------------------------
                                                      12 MOS. ENDED 12/31/00       12 MOS. ENDED 6/30/01
-----------------------------------------------------------------------------------------------------------
GROSS REVENUES(2)                                                      16.94%                     17.22%
CILCO                                                                    636                        803
CILCORP (excluding CILCO)                                                 87                         53
IPL                                                                      831                        847
IPALCO (excluding IPL)                                                    28                         11
AES (excluding CILCORP and IPALCO)                                     7,079                      7,865
AES/CILCORP/IPALCO                                                     8,661                      9,579
-----------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                       14.20%                      8.48%
CILCO                                                                     97                         97
CILCORP (excluding CILCO)                                                 12                          1
IPL                                                                      205                        103
IPALCO (excluding IPL)                                                   (36)                         0
AES (excluding CILCORP and IPALCO)                                     1,849                      2,157
AES/CILCORP/IPALCO                                                     2,127                      2,358
-----------------------------------------------------------------------------------------------------------
NET INCOME                                                             15.99%                      16.8%
CILCO                                                                     45                         43
CILCORP (excluding CILCO)                                                (33)                       (34)
IPL                                                                       82                         59
IPALCO (excluding IPL)                                                    73                         (1)
AES (excluding CILCORP and IPALCO)                                       629                        540
AES/CILCORP/IPALCO                                                       797                        607
-----------------------------------------------------------------------------------------------------------
NET ASSETS                                                              8.49%                      5.90%
CILCO                                                                  1,107                        302
CILCORP (excluding CILCO)                                                841                      1,140
IPL                                                                    1,905                      1,904
IPALCO (excluding IPL)                                                     -                          9
AES (excluding CILCORP and IPALCO)                                    31,326                     34,038
AES/CILCORP/IPALCO                                                    35,479                     37,393
-----------------------------------------------------------------------------------------------------------


-------------------------
(1) As a result of AES' acquisition of IPALCO, the results of AES/CILCORP/IPALCO for the twelve-month periods have been restated to include IPALCO.
(2) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCORP/CILCO, utility and non-utility) of AES.

                              IPL CONTRIBUTIONS TO
                   AES/IPALCO(1) CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

-----------------------------------------------------------------------------------------------------------
                                                       12 MOS. ENDED 12/31/00      12 MOS. ENDED 6/30/01
-----------------------------------------------------------------------------------------------------------
GROSS REVENUES(2)                                                      10.06%                      9.41%
IPL                                                                      831                        847
IPALCO (excluding IPL)                                                    28                         11
AES (excluding CILCO jurisdictional activities)                        7,404                      8,146
AES/IPALCO                                                             8,263                      9,004
-----------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                       10.73%                      4.55%
IPL                                                                      205                        103
IPALCO (excluding IPL)                                                   (36)                         0
AES (excluding CILCO jurisdictional activities)                        1,741                      2,162
AES/IPALCO                                                             1,910                      2,265
-----------------------------------------------------------------------------------------------------------
NET INCOME                                                             10.91%                     10.54%
IPL                                                                       82                         59
IPALCO (excluding IPL)                                                    73                         (1)
AES (excluding CILCO jurisdictional activities)                          600                        502
AES/IPALCO                                                               755                        560
-----------------------------------------------------------------------------------------------------------
NET ASSETS                                                              5.49%                      5.20%
IPL                                                                    1,905                      1,904
IPALCO (excluding IPL)                                                     -                          9
AES (excluding CILCO jurisdictional activities)                       32,781                     34,717
AES/IPALCO                                                            34,686                     36,630
-----------------------------------------------------------------------------------------------------------


-------------------------
(1) As a result of AES' acquisition of IPALCO, the results of AES/CILCORP/IPALCO for the twelve-month periods have been restated to include IPALCO.
(2) Gross business revenues (utility and non-utility) of IPL as a percentage of total gross business revenues (including IPALCO/IPL utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at June 30, 2001 (excluding CILCORP and IPALCO):


                                                                        AES         AES
                                                        CAPACITY      INTEREST     EQUITY      REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)         (MW)         STATUS
                                           -------        ----          ---        ------        ------
     AES Deepwater                          USA           143          100%          143           QF
     AES Beaver Valley                      USA           125          100%          125           QF
     AES Placerita                          USA           120          100%          120           QF
     AES Thames                             USA           181          100%          181           QF
     AES Shady Point                        USA           320          100%          320           QF
     AES Hawaii                             USA           180          100%          180           QF
     AES Warrior Run                        USA           180          100%          180           QF
     AES Somerset                           USA           675          100%          675           EWG
     AES Cayuga                             USA           306          100%          306           EWG
     AES Greenidge                          USA           161          100%          161           EWG
     AES Westover                           USA           126          100%          126           EWG
     AES Alamitos                           USA          2,083         100%         2,083          EWG
     AES Redondo Beach                      USA          1,310         100%         1,310          EWG
     AES Huntington Beach                   USA           563          100%          563           EWG
     AES Thermo Ecotek - Hemphill           USA            14           67%           9            QF
     AES Thermo Ecotek - Whitefield         USA            14          100%          14            QF
     AES Thermo Ecotek - Woodland           USA            25          100%          25            QF
     DOMESTIC SUBTOTAL:                                  6,526                      6,521


                                                                        AES        AES
                                                        CAPACITY      INTEREST    EQUITY        REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)        (MW)           STATUS
                                           -------        ----          ---       ------          ------
     AES Kingston                          Canada         110           50%          55            EWG
     AES San Nicholas                    Argentina        650           69%          449           EWG
     AES Cabra Corral                    Argentina        102           98%          100          FUCO
     AES El Tunal                        Argentina         10           98%          10           FUCO
     AES Sarmiento                       Argentina         33           98%          32           FUCO
     AES Ullum                           Argentina         45           98%          44           FUCO
     AES Quebrada de Ullum               Argentina         45          100%          45           FUCO
     AES Alicura                         Argentina       1,000          98%          980          FUCO
     Fontes Nova - Light                   Brazil         144           21%          30           FUCO
     Ilha dos Pombos - Light               Brazil         164           21%          34           FUCO
     Nilo Pecanha - Light                  Brazil         380           21%          80           FUCO
     Pereira Passos - Light                Brazil         100           21%          21           FUCO
     CEMIG - Miranda                       Brazil         390           9%           35           FUCO
     CEMIG - Igarapava                     Brazil         210           1%            2           FUCO
     CEMIG (35 plants)                     Brazil        5,068          9%           441          FUCO
     AES Bayano                            Panama         150           49%          74           FUCO
     AES Panama                            Panama          42           49%          21           FUCO

     AES Chiriqui - La Estrella            Panama          42           49%          21           FUCO
     AES Chiriqui - Los Valles             Panama          48           49%          24           FUCO
     AES Los Mina                        Dom. Rep.        210          100%          210           EWG
     AES Yarra                           Australia        510          100%          510          FUCO
     AES Jeeralang                       Australia        449          100%          449          FUCO
     AES Mt. Stuart                      Australia        288          100%          288          FUCO
     AES Xiangci - Cili                    China           26           51%          13           FUCO
     Wuhu Grassy Lake                      China          250           25%          63           FUCO
     Yangchun                              China           15           25%           4           FUCO
     Chengdu Lotus City                    China           48           35%          17           FUCO
     AES Jiaozuo                           China          250           70%          175          FUCO
     AES Hefei                             China           76           70%          53           FUCO
     AES Hefei II                          China           39           70%          27           FUCO
     AES Chongqing Nanchuan                China           50           70%          35           FUCO
     Yangcheng (1st Unit)                  China          350           25%          88           FUCO
     AES Ekibastuz                       Kazakhstan      4,000         100%         4,000         FUCO
     AES Ust-Kamenogorsk GES             Kazakhstan       331          100%          331          FUCO
     AES Shulbinsk GES                   Kazakhstan       702          100%          702          FUCO
     AES Ust-Kamenogorsk TETS            Kazakhstan      1,464         100%         1,464         FUCO
     AES Leninogorsk TETS                Kazakhstan       418          100%          418          FUCO
     AES Sogrinsk TETS                   Kazakhstan       349          100%          349          FUCO
     AES Semipalatinsk TETS              Kazakhstan       840          100%          840          FUCO
     AES Ust-Kamenogorsk Heat Nets       Kazakhstan       310          Mgmt.          0           FUCO
     OPGC                                  India          420           49%          206          FUCO
     AES Lal Pir                          Pakistan        351           90%          316          FUCO
     AES PakGen                           Pakistan        344           90%          310          FUCO
     AES Borsod                           Hungary         171          100%          171          FUCO
     AES Tisza II                         Hungary         860          100%          860          FUCO
     AES Tiszapalkonya                    Hungary         250          100%          250          FUCO
     AES Elsta                          Netherlands       405           50%          203          FUCO
     Medway                                 U.K.          688           25%          172          FUCO
     AES Indian Queens                      U.K.          140          100%          140           EWG
     AES Kilroot                            U.K.          520           97%          504          FUCO
     AES Belfast West                       U.K.          120           97%          116          FUCO
     AES Barry                              U.K.          230          100%          230          FUCO
     AES Drax Power Ltd.                    U.K.         4,065         100%         4,065         FUCO
     AES Fifoots Point                      U.K.          360          100%          360          FUCO
     AES Uruguaiana                        Brazil         600          100%          600          FUCO
     AES Tiete (10 plants)                 Brazil        2,650          44%         1,166         FUCO
     EDC (4 plants)                      Venezuela       2,265          87%         1,971         FUCO
     AES Merida III                        Mexico         484           55%          266          FUCO
     AES Mtkvari                          Georgia         600          100%          600          FUCO
     AES Khrami I                         Georgia         113          100%          113          FUCO
     AES Khrami II                        Georgia         110          100%          110          FUCO
     AES Ottana                            Italy          140          100%          140          FUCO
     AES Mamonal (KMR)                    Columbia         90           62%          56           FUCO
     AES Termo Candelaria (KMR)           Columbia        314          100%          314          FUCO
     AES Centrogener (Gener - 8            Chile          756           99%          748          FUCO
         plants)
     AES Chivor (Gener)                   Columbia       1,000          96%          960          FUCO
     AES Electrica de Santiago (Gener)     Chile          379           74%          280          FUCO


     AES Energia Verde (Gener - 2          Chile           17           99%          17           FUCO
         plants)
     AES Guacolda (Gener)                  Chile          304           49%          149          FUCO
     AES Norgener (Gener - 2 plants)       Chile          276           99%          273          FUCO
     Itabo (Gener - 7 plants)            Dom. Rep.        587           24%          141          FUCO
     AES Thermo Ecotek - ECS             Czech Rep.        50           83           42           FUCO
     AES Thermo Ecotek - Premnitz         Germany          58           65           38           FUCO
     FOREIGN SUBTOTAL:                                   39,425                    28,421

     TOTAL - June 30, 2001                               45,951                    34,942
     Foreign Generation as a
     Percentage of Total:                                 86%                        81%


CILCORP Generating Plants at June 30, 2001:


                                                                        AES        AES
                                                        CAPACITY      INTEREST    EQUITY        REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)        (MW)           STATUS
                                           -------        ----          ---       ------          ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA          10          100          10             IL PUC
     Sterling Avenue                          USA          30          100          30             IL PUC
     Hallock Power Modules                    USA          13          100          13             IL PUC
     Kickapoo Power Modules                   USA          13          100          13             IL PUC
     TOTAL - June 30, 2001                                1,172                    1,172



IPALCO Generating Plants at June 30, 2001:

                                                                        AES        AES
                                                        CAPACITY      INTEREST    EQUITY        REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)        (MW)           STATUS
                                           -------        ----          ---       ------          ------
     Petersburg                               USA         1,873        100         1,873          IN PUC
     H.T. Pritchard                           USA          393         100          393           IN PUC
     E.W. Stout                               USA         1,017        100         1,017          IN PUC
     Georgetown                               USA          80          100          80            IN PUC
     TOTAL - June 30, 2001                                3,363                    3,363



Revenues from electric generation capacity - 12 months ended June 30, 2001 (millions of dollars):



         IPALCO                                                     186                5%
         CILCORP                                                    160                4%
         AES (excluding CILCORP and IPALCO)                       3,594               91%
                                                                  -----               ---
         Total                                                    3,940              100%

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP or IPALCO and a 172 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 34,770 to 34,942 MW since March 31, 2001. There has been a 6% increase in the total revenues earned from the capacity owned by AES, IPALCO and CILCORP in the twelve-month period ended June 30, 2001 compared with the twelve-month period ended March 31, 2001. The percentage of total revenues derived from the generation capacity owned by CILCORP has stayed the same at 4%. The percentage of total revenues derived from the generation capacity owned by IPALCO stayed the same at 5%.

The physical location of the MW capacity added by AES since March 31, 2001 is in the United States, the Czech Republic and Germany.


ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of June 30, 2001 (millions of dollars):

         IPALCO                                                       1,012
         CILCORP                                                        763
         Total AES (excluding CILCORP and IPALCO)                     5,000
                                                                      -----
         Total                                                        6,775

Electric transmission and distribution and gas distribution revenues for 12 months ending June 30, 2001 (millions of dollars):

         IPALCO                                                         661
         CILCORP                                                        575
         AES (excluding CILCORP and IPALCO)                           4,403
                                                                      -----
         Total                                                        5,639


IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES, CILCORP and IPALCO has increased since March 31, 2001. CILCORP's transmission and distribution assets have decreased while the revenues derived from such assets have increased since March 31, 2001. IPALCO's transmission and distribution assets have stayed almost the same while the revenues derived from such assets have increased slightly since March 31, 2001. AES' transmission and distribution assets have increased, and the revenues derived from such assets have increased since March 31, 2001. CILCORP's percentage of the total transmission and distribution assets has decreased from 12% to 11% and CILCORP's percentage of the total revenues from such assets has decreased from 12% to 10% for the twelve-month period ending June 30, 2001 compared to the twelve-month period ending March 31, 2001. IPALCO's percentage of the total transmission and distribution assets has stayed the same at 15% and IPALCO's percentage of the total revenues from such assets has decreased from 14% to 12% for the twelve-month period ending June 30, 2001 compared to the twelve-month period ending March 31, 2001.

ITEM (5) PER EXEMPTION ORDER:

Neither CILCO nor IPL has sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the second quarter of 2001.

ITEM (6) PER EXEMPTION ORDER:

During the second quarter of 2001, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP. During the second quarter of 2001, no application has been made to nor has any order been received from the Indiana Utility Regulatory Commission that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

ITEM (7) PER EXEMPTION ORDER:

During the second quarter of 2001, AES has taken no action regarding the divestiture of the jurisdictional business of CILCO.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 29th day of August, 2001 by the undersigned thereunto duly authorized.

                                            The AES Corporation


                                            By: /s/ WILLIAM R. LURASCHI
                                                --------------------------------
                                                William R. Luraschi
                                                Vice President and Secretary















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